Midnight Candle Company

79013 Bayside Court
Indio, California 92203

June 26, 2008

To:	Ramin M. Olson
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:	Midnight Candle Company
Preliminary Information Statement on Schedule 14C filed May 27, 2008
Quarterly Report on Form 10-QSB for the Period Ended March 31, 2008 filed May 1, 2008
File No.: 0-51842

Dear Mr. Olson:

I am in receipt of your comment letter dated June 23, 2008.  The Registrant was previously represented by Eugene Kennedy, Esq.  Mr. Kennedy advised the Registrant with regard to the initial filing of our Schedule 14C.  The Registrant has since terminated its engagement of Mr. Kennedy.  I am the Registrant’s Chief Financial Officer and Corporate Secretary and am responding on its behalf to the comments raised in your letter.  The paragraph numbers below correspond to the numbers of your comments.  I have reprinted your comments in bold for your convenience.

Preliminary Information Statement on Schedule 14C

Notice of Action by Written Consent of Sharholders to be effective May 29…, page 2

1.

You state that this information statement is to be mailed on May 27, 2008 and that the amendments will become effective on or after June 16, 2008.  Before you send this information statement, please revise your document to reflect the actual dates you will mail this information statement and on which the amendments will become effective.

This will be corrected in our next filing of Schedule 14C.

Information Statement, page 3

Proposal 1 - Control Share Acquisitions, page 4

2.

You state that the board and controlling shareholder have approved elimination and preclusion of the applicability of certain Nevada statutes to you.  Please explain in greater detail the consequences of this action to you and your shareholders, and please also discuss the reason or reasons you have taken this action.

Mr. Kennedy, our prior counsel, advised the Registrant that “opting out” of the control share acquisition limitation provisions of the Nevada Revised Statutes Section 78.378 through 78.3793 and 78.411 through 78.444 would be advantageous to the Registrant in the event the Registrant were to seek financing through sales of its common equity, in which it would likely dilute the control position of the majority shareholder.  Upon further consideration and analysis, the Registrant has concluded not to opt out of the control share acquisition limitation provisions of the Nevada Revised Statutes. The board and controlling shareholder have, therefore, decided to rescind their prior approval of the opt out and the Schedule 14C will be amended accordingly.

Ramin M. Olson

June 26, 2008

3.

In this regard, please disclose the authority that allows you the ability to opt out of these provisions.

The Registrant is not opting out of the control share acquisitions limitation provisions.  Please see response number 2 above.

Delivery of Documents to Security Holders Sharing an Address, page 8

4.

Please provide the phone number to which a security holder at a shared address can notify you that the security holder wishes to receive a separate information statement.  See Item 5(c) of Schedule 14C.

The Registrant has amended the information statement to provide the following telephone number to which a security holder at a shared address can notify it that the security holder wishes to receive a separate information statement: (760) 772-1872.

Quarterly Report on Form 10-QSB for the Period Ended March 31, 2008

5.

We note that you have filed this quarterly report on Form 10-QSB instead of 10-Q as required by Release No. 33-8876 (December 19, 2007).  Please file your next quarterly report on Form 10-Q.

The Registrant’s initial review of Release No. 33-8876 (the “Release”) led it to believe that while the effective date of the Release is February 2, 2008, that the Form 10-QSB would not be removed until October 31, 2008.  A more comprehensive review motivated by this comment has confirmed to the Registrant that the Compliance Dates found in the Release fall between the Effective Date of the Release and the date that the Form will be removed.  As such, the Registrant will file its next quarterly report on a Form 10-Q as requested.

Management’s Discussion and Plan of Operations, page 14

6.

You state under the Forward-Looking Statements subsection the “Alchemy’s actual results may differ materially from those indicated by the forward-looking statement.”  Please tell us, with a view to disclosure, why you refer to “Alchemy” here, and please explain how this entity relates to you.

Regrettably, the Registrant’s Form 10-QSB was filed with insufficient review.  The reference to Alchemy was inadvertently left in the document from a prior unrelated document and does not relate in any way to the Registrant.  The Registrant has revised the disclosure, accordingly.

Controls and Procedures, page 15

7.

You state that your disclosure controls and procedures were not effective as of the end of the period covered in this report.  Please disclose why you concluded that your disclosure controls and procedures are not effective and the steps, if any, you are taking to remedy this situation.

The Registrant’s independent certified public accounting firm, Bagell, Josephs & Company, L.L.C., requested that the Issuer’s management state that its disclosure controls and procedures were not effective due to “inadequate staffing and supervision that could lead to the untimely identification and resolution of accounting and disclosure matters and failure to perform timely and effective reviews.”

However as of March 31, 2008, the Registrant’s principal executive and principal financial officers, do believe the Registrant’s disclosure controls and procedures were effective, in that all information required to be disclosed by the Registrant in reports it files or is required to file with the SEC were adequate and timely.

Ramin M. Olson

June 26, 2008

As the Registrant grows and is able to devote more resources to its disclosure controls and procedures, the Registrant believes that it will have sufficient staff and supervision to correct the potential for untimely identification and resolution of accounting and disclosure matters and failure to perform timely and effective reviews.  In the mean time, the Registrant’s management believes that the very limited nature of the Registrant’s activities and the very small size of the Registrant’s staff are working effectively to minimize any risk of failure of the Registrant’s disclosure controls and procedures.

In future filings, until this matter is corrected, the Registrant will disclose that its disclosure controls and procedures MAY not be effective, rather than that they WERE not effective.

8.

In this regard, we note that the current report on Form 8-K that you filed on May 21, 2008 was filed in an untimely manner.  Please tell us whether your ineffective disclosure controls and procedures contributed to this untimely fling.  If not, please tell us why you filed this document late.  If so, please disclose how your ineffective disclosure controls and procedures contributed to the untimely filing.

The Form 8-K filed on May 21, 2008 to disclose actions taken on May 14, 2008, was filed in an untimely manner due to a miscalculation in the cut-off time for filings made via Edgar.  The Registrant’s filing was submitted at 18:02 (approximately 32 minutes after the 17:30 deadline) on May 20, 2008.  As a result, the Registrant’s filing was recorded as received at 06:00 on May 21, 2008, one day after the four allotted business days in which the current report was due.  The Registrant believes that the late filing was due to an administrative error and does not believe its disclosure controls and procedures contributed to the late filing of its Form 8-K.

9.

Please disclose whether there were any changes in your internal control over financial reporting that have occurred during this fiscal quarter that have materially affected, or are reasonably likely to materially affect, your internal control over financial reporting.  See Item 308(c) of Regulation S-K.

The Registrant does not believe that there has been any change in the Registrant’s internal control over financial reporting that has occurred in the past two fiscal quarters that has materially affected, or is reasonably likely to materially affect, the Registrant’s internal control over financial reporting.

Part II - Other Information, page 16

10.

You have incorporated your Articles of Incorporation and Bylaws be reference to your registration statement on Form SB-2 that you filed on September 21, 2005.  It appears, however, that you did not file these documents as exhibits to that registration statement.  Please revise this quarterly report and file your Articles of Incorporation and Bylaws as exhibits.

The Registrant has filed its Articles of Incorporation, and its Bylaws as exhibits to the amended quarterly report on Form 10-QSB for the period ended March 31, 2008.

Exhibits 31.1 and 31.2

11.

The certifications you provide do not include the exact language as required in Item 601(b)(31) of Regulation S-K.  For example, you include the term “quarterly” before “report” throughout your certifications, however, you should only include the term “quarterly” before “report” in paragraph 1.  As another example, you do not include all the applicable subparagraphs under paragraph 4. Please revise your certifications to include all the required information and use the exact language of the certifications that is required by Item 601(b)(31) of Regulation S-K.

The Registrant has amended the certifications to include the language specified in Item 601(b)(31) of Regulation S-K.

Ramin M. Olson

June 26, 2008

Thank you for your expedient and diligent review of this file.  If any further questions or comments should arise, please do not hesitate to contact the undersigned at (702) 580-8565.

Sincerely,

/s/ Patrick Deparini

Patrick Deparini

Attachments:

Preliminary Schedule 14C/A

Form 10-QSB/A